UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (the “Amended Report”) of Purple Biotech Ltd. (the “Company” or the “Registrant”) is furnished to amend the Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S Securities and Exchange Commission on March 10, 2025 (the “Original Report”). This Amended Report is being furnished to amend the press release tilted “Purple Biotech Reports Fourth Quarter and Full-Year 2024 Financial Results” filed as Exhibit 99.1 to the Original Report (the “Original PR”) with the press release tilted “Purple Biotech Reports Fourth Quarter and Full-Year 2024 Financial Results” attached as Exhibit 99.1 to this Amended Report (the “Amended PR”). Due to a printer error, the Original PR was filed incorrectly and inadvertently omitted the loss per basic and diluted American Depositary Share (ADS) as of the three months ended December 31, 2024. This Amended Report is being furnished to refile the Amended PR in its entirety, which supersedes the Original PR in its entirety. There are no other changes to the Original PR.

Other Information

On March 10, 2025, the Company issued a press release, “Purple Biotech Reports Fourth Quarter and Full-Year 2024 Financial Results” a copy of which is attached hereto as Exhibit 99.1.

Exhibit
99.1	Purple Biotech Reports Fourth Quarter and Full-Year 2024 Financial Results

Incorporation by Reference

This Report on Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 27, 2019 (Registration file number 333-235729), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333- 238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 18, 2020 (Registration file number 333-238481), each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 4, 2022 (Registration file number 333-264107) and the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 23, 2023 (Registration file number 333-270769) and the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on December 8, 2022 (Registration file number 333-268710), the Registrant’s Registration Statement on Form F-1, as amended, originally filed with the Securities and Exchange Commission on October 30, 2023 (Registration file number 333-275216) and the Registrant’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on July 22, 2024 (Registration file number 333-280947), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 10, 2025	PURPLE BIOTECH LTD.

	By:	/s/ Gil Efron
Gile Efron
Chief Executive Officer

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